2000 PENNSYLVANIA AVE., NW WASHINGTON, D.C. 20006-1888 TELEPHONE: 202.887.1500 FACSIMILE: 202.887.0763 WWW.MOFO.COM

MORRISON & FOERSTER LLP

NEW YORK, SAN FRANCISCO,

LOS ANGELES, PALO ALTO,

SACRAMENTO, SAN DIEGO,

DENVER, NORTHERN VIRGINIA,
WASHINGTON, D.C.

TOKYO, LONDON, BERLIN, BRUSSELS,
BEIJING, SHANGHAI, HONG KONG,
SINGAPORE

June 4, 2015

BY EDGAR

Ms. Erin E. Martin

Ms. Sara von Althann

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Armada Hoffler Properties, Inc.
Registration Statement on Form S-3
Filed May 11, 2015
File No. 333-204063

Dear Ms. Martin and Ms. von Althann:

This letter is submitted on behalf of Armada Hoffler Properties, Inc. (the “Company”) in response to the comment from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated May 27, 2015 (the “Comment Letter”) and comments communicated to me by Ms. Martin during a telephone conversation on June 2, 2015, in each case with respect to the Company’s Registration Statement on Form S-3, which was filed by the Company with the Commission on May 11, 2015 (the “Registration Statement”). On June 1, 2015, the Company filed Pre-Effective Amendment No. 1 to Registration Statement on Form S-3 (“Amendment No. 1”), which included changes to the Registration Statement in response to the Staff’s comments. This letter supplements our letter to the Staff dated June 1, 2015 (the “Prior Letter”).

For your convenience, the Staff’s numbered comment set forth in the Comment Letter has been reproduced in bold and italics herein with our response immediately following such comment. Page references in the Staff’s comment refer to the Registration Statement, and page references in the response below refers to Amendment No. 1. Defined terms used herein but not otherwise defined herein have the meanings given to them in Amendment No. 1.

Ms. Erin E. Martin

Ms. Sara von Althann

June 4, 2015

General

1.	We note that this registration statement relates to the issuance of common stock to certain holders of OP units, upon tender of those OP units for redemption pursuant to their contractual rights, and the possible resale from time to time of some or all of such shares of common stock. We further note that some of the OP units that may be redeemed were issued in connection with your formation transactions, which were completed in connection with your initial public offering in May 2013. Finally, we note your disclosure on page 25 that holders of OP units, other than the registrant, have the right to redeem their OP units commencing one year from the date of issuance of such OP units. Please clarify the dates on which the OP units were issued and when they became redeemable. Please note that we view the date that the OP units became redeemable as an offering of the underlying common shares on such date. Refer to Securities Act Sections Compliance and Disclosure Interpretations Question 103.04 for additional guidance. Based on the initial issuance of OP units in May 2013 and your disclosure that such OP units became redeemable for cash or common shares, at your option, commencing one year from the date of issuance, it appears that you may have commenced an offering in or around May 2014 for the underlying common shares. As such, it does not appear appropriate to include the primary issuance of the underlying common shares on this registration statement. Please advise us whether you relied upon an exemption from registration with respect to this offering, or advise us why you do not believe such an exemption was necessary.

Response to Comment No. 1

In response to the Staff’s comment, the Company revised Amendment No. 1 to remove the primary issuance of the underlying shares of common stock that may be issued upon redemption of (i) the 13,051,905 OP units that were issued in connection with the Company’s formation transactions in May 2013 (the “Formation Transactions”), (ii) the 695,650 OP units issued in connection with an acquisition made by the Company in January 2014 (“Acquisition 1”) and (iii) the 30,000 OP units that were issued in connection with an acquisition made by the Company in March 2014 (“Acquisition 2”).

As disclosed in Amendment No. 1, each holder of OP units may tender their OP units for redemption by the Company for cash, or at the Company’s election, for shares of the Company’s common stock, beginning one year from the date of issuance of such OP units. Accordingly, with respect to OP units issued in the Formation Transactions, Acquisition 1 and Acquisition 2, the one-year holding period expired in May 2014, January 2015 and March 2015, respectively, and the offering of shares of the Company’s common stock upon redemption of such OP units (such shares, “Redemption Shares”) commenced upon expiration of the applicable holding periods. The right of OP unitholders to tender their OP units for redemption arises under the Amended and Restated Agreement of Limited Partnership of the Company’s operating partnership (the “Partnership Agreement”).

Ms. Erin E. Martin

Ms. Sara von Althann

June 4, 2015

Beginning at the time the offering of Redemption Shares is deemed to have commenced with respect to OP units issued in the Formation Transactions, Acquisition 1 and Acquisition 2, the Company has relied on the exemption from registration provided by Section 4(a)(2) of the Securities Act, which provides that the provisions of Section 5 of the Securities Act do not apply to “transactions by an issuer not involving any public offering.” The Company believes that the following characteristics of the offering of Redemption Shares make it clear that there is no “public offering” of securities contemplated by the potential issuance of such common stock and that the registration exemption of Section 4(a)(2) of the Securities Act applies to such offer and issuance:

•	Formation Transactions – In connection with the Formation Transactions, the Company’s operating partnership issued an aggregate of 13,059,365 OP units (of which 7,460 were subsequently redeemed for cash) to a total of 35 individuals and entities (the “Formation Transaction Recipients”), all of whom were partners or members in entities that were contributed to the Company in connection with the Formation Transactions and several of whom are directors or officers of the Company (such directors and officers, together with their respective affiliates, the “Armada Hoffler Parties”). In connection with the Formation Transactions, all of the Formation Transaction Recipients represented, among other things, that they were (i) knowledgeable, sophisticated and experienced in business and financial matters, (ii) aware of the risks associated with an investment in the OP Units and in the securities issuable upon redemption of such OP Units and (iii) “accredited investors” within the meaning of Regulation D under the Securities Act. Furthermore, the Company has not engaged in any form of general solicitation or general advertising with respect to the offering of Redemption Shares; rather, the offering of Redemption Shares has only been made to holders of OP units pursuant to their rights to tender their units for redemption under the Partnership Agreement. In light of the limited number of offerees, the sophistication of the offerees, the existence of a substantive pre-existing relationship between the offerees and the Company and the lack of any general solicitation or general advertising, we have concluded that the offering of Redemption Shares does not involve a public offering.

•

Acquisition 1 – In connection with Acquisition 1, the Company’s operating partnership issued an aggregate of 695,650 OP units to a total of 11 individuals and entities, all of whom were Armada Hoffler Parties. In connection with Acquisition 1, all of recipients represented, among other things, that they were (i) knowledgeable, sophisticated and experienced in business and financial matters, (ii) aware of the risks associated with an investment in the OP Units and in the securities issuable upon redemption of such OP Units and (iii) “accredited investors” within the meaning of Regulation D under the Securities Act.

Ms. Erin E. Martin

Ms. Sara von Althann

June 4, 2015

Furthermore, the Company has not engaged in any form of general solicitation or general advertising with respect to the offering of Redemption Shares; rather, the offering of such shares has only been made to holders of OP units pursuant to their rights to tender their units for redemption under the Partnership Agreement. In light of the limited number of offerees, the sophistication of the offerees, the offerees’ relationships with the Company as directors or officers and the lack of any general solicitation or general advertising, we have concluded that the offering of Redemption Shares does not involve a public offering.

•	Acquisition 2 – In connection with Acquisition 2, the Company’s operating partnership issued an aggregate of 30,000 OP units to one individual who also had received OP units in the Formation Transactions. In connection with Acquisition 2, the recipient represented, among other things, that he was (i) knowledgeable, sophisticated and experienced in business and financial matters, (ii) aware of the risks associated with an investment in the OP Units and in the securities issuable upon redemption of such OP Units and (iii) an “accredited investor” within the meaning of Regulation D under the Securities Act. Furthermore, the Company has not engaged in any form of general solicitation or general advertising with respect to the offering of Redemption Shares; rather, the offering of such shares has only been made to the holder of OP units pursuant to his rights to tender his units for redemption under the Partnership Agreement. In light of the fact that the offer has been made to a single offeree, the sophistication of the offeree, the existence of a substantive pre-existing relationship between the offeree and the Company and the lack of any general solicitation or general advertising, we have concluded that the offering of Redemption Shares does not involve a public offering.

Furthermore, all potential recipients of Redemption Shares have access to public filings the Company makes with the SEC under the Securities Exchange Act of 1934, as amended. In addition, while the Company has not specifically relied on Regulation D under the Securities Act, which presents a non-exclusive method of perfecting an exemption under Section 4(a)(2), the Company has a reasonable basis to believe that each of the holders of OP units that may be tendered for redemption are “accredited investors” and that the offering of Redemption Shares satisfied the requirements of Rule 506 under Regulation D.

For the reasons set forth above, the Company has concluded that the offerings of Redemption Shares with respect to OP units issued in the Formation Transactions, Acquisition 1 and Acquisition 2 are exempt from the registration requirements of Section 5 of the Securities Act pursuant to the exemption set forth in Section 4(a)(2) of the Securities Act.

Ms. Erin E. Martin

Ms. Sara von Althann

June 4, 2015

We also have concluded that the offering of Redemption Shares should not be integrated with any underwritten public offerings of the Company’s common stock. Our conclusion is based on the following factors:

•	Offerings of Redemption Shares are not part of the same plan of financing as offerings of shares of common stock that may be issued in underwritten public offerings. Specifically, the method of offering the Redemption Shares (i.e., solely to unitholders who elect to tender their shares for redemption pursuant to the Partnership Agreement) and the method of offering the shares in underwritten public offerings (i.e., solicitations of offers in marketed transactions for cash with special selling efforts) is different. Furthermore, the offering of Redemption Shares and underwritten public offerings are not, and will not be, financially dependent on one another because, in the case of issuances of Redemption Shares, the Company will not receive any cash proceeds.

•	Offerings of Redemption Shares are not being made for the same general purpose as offerings of shares of common stock in underwritten public offerings. Specifically, in underwritten public offerings, the Company expects to issue shares of common stock for cash for the purpose of funding property acquisitions, debt repayment or other general corporate purposes. In contrast, offerings of Redemption Shares are not capital raising activities and will not result in the Company raising any cash proceeds; rather, the only purpose is to redeem OP units pursuant to the Company’s obligation under the Partnership Agreement.

•	As noted above, the consideration to be received for Redemption Shares is different that the consideration to be received for shares of the Company’s common stock issued in underwritten public offerings. In the case of Redemption Shares, the only consideration the Company will receive is OP units that have been tendered for redemption pursuant to the Partnership Agreement. In contrast, the Company will receive cash proceeds from the sale of shares of its common stock in underwritten public offerings.

Although both redemptions of OP units and underwritten public offerings will result in the issuance of the same class of securities, and offerings of Redemption Shares and underwritten public offerings of the Company’s common stock may, from time to time, occur at or about the same time, for the foregoing reasons, the Company believes that the offering of Redemption Shares should not be integrated with underwritten public offerings of the Company’s common stock.

As noted in the Prior Letter, the Company retained in Amendment No. 1 the primary issuance of the underlying shares of common stock that may be issued upon redemption of the 990,952 OP units that were issued as a portion of the consideration for an acquisition made by the Company in August 2014, which OP units may be tendered for redemption beginning in August 2015.

To reflect the foregoing changes and to clarify the dates on which the OP units were issued and when they became or will become redeemable, the Company revised the disclosure on the cover page of the prospectus, the “Selling Stockholders” section beginning on page 29 and the “Plan of Distribution beginning on page 32.

* * * *

Ms. Erin E. Martin

Ms. Sara von Althann

June 4, 2015

The Company respectfully believes that the proposed modifications to the Registration Statement made in Amendment No. 1, and the supplemental information contained herein, are responsive to the Staff’s comment. If you have any questions or would like further information concerning the Company’s response to your Comment Letter, please do not hesitate to contact me at (202) 887-8785.

Sincerely,

/s/ Justin R. Salon
Justin R. Salon

cc:	Louis S. Haddad Armada Hoffler Properties, Inc.
Eric L. Smith Armada Hoffler Properties, Inc.
Andrew P. Campbell Morrison & Foerster LLP